COMMERZBANK
AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

RECEIVED
2006 JUN 26 P 1:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06014660

SUPPL

June 21, 2006

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose a copy of the English version of a press release issued yesterday in Frankfurt and posted on the Commerzbank head office website concerning Commerzbank's investment in the Deutsche Börse stock exchange. This item may be of interest to holders of Commerzbank securities.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Vice President & Counsel (USA)

Jennifer O'Neill
Assistant Cashier

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosure

PROCESSED
JUN 26 2006
THOMSON FINANCIAL

6/26

COMMERZBANK

Press release

For the business editor
June 20, 2006

Commerzbank acquires stake in Deutsche Börse

Commerzbank has taken up a stake in Deutsche Börse again. By acquiring just over one per cent of the capital of Deutsche Börse, Commerzbank is demonstrating that it is also interested in a merger between Deutsche Börse and Euronext. " We are following the talks between the two stock exchanges very closely and hope that the chance to create a strong European stock-exchange platform will not be lost," said Klaus-Peter Mü ller, Commerzbank's CEO.

Commerzbank AG
Corporate Communications-Press Relations
60261 Frankfurt am Main

Tel. (069) 136-22830
Fax (069) 136-22008
e-mail: Pressestelle@commerzbank.com
Internet: http://www.commerzbank.com